UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2011
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
May 2011 Up 3.0% Year over Year

Mexico City, June 7, 2011 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for May 2011 increased by 3.0% when compared to May 2010.

This announcement reflects comparisons between May 1 through May 31, 2010 and May 1 through May 31, 2011. Transit and general aviation passengers are excluded.

Domestic
Airport	May 2010	May 2011	% Change
Cancún	291,632	315,227	8.1
Cozumel	2,944	2,992	1.6
Huatulco	30,200	32,974	9.2
Mérida	89,537	107,658	20.2
Minatitlán	11,763	9,056	(23.0)
Oaxaca	34,284	26,832	(21.7)
Tapachula	15,395	13,535	(12.1)
Veracruz	76,104	70,693	(7.1)
Villahermosa	58,611	66,943	14.2
Total Domestic	610,470	645,910	5.8

International
Airport	May 2010	May 2011	% Change
Cancún	713,950	722,754	1.2
Cozumel	30,922	27,325	(11.6)
Huatulco	1,406	1,973	40.3
Mérida	7,098	6,168	(13.1)
Minatitlán	536	335	(37.5)
Oaxaca	3,978	3,666	(7.8)
Tapachula	300	718	139.3
Veracruz	5,997	7,606	26.8
Villahermosa	3,842	3,698	(3.7)
Total International	768,029	774,243	0.8

ASUR Page 1 of 2

Total
Airport	May 2010	May 2011	% Change
Cancún	1,005,582	1,037,981	3.2
Cozumel	33,866	30,317	(10.5)
Huatulco	31,606	34,947	10.6
Mérida	96,635	113,826	17.8
Minatitlán	12,299	9,391	(23.6)
Oaxaca	38,262	30,498	(20.3)
Tapachula	15,695	14,253	(9.2)
Veracruz	82,101	78,299	(4.6)
Villahermosa	62,453	70,641	13.1
ASUR Total	1,378,499	1,420,153	3.0

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: June 7, 2011